UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

CTI BIOPHARMA CORP.

(Name of Subject Company (Issuer))

CLEOPATRA ACQUISITION CORP.

(Name of Filing Person—Offeror)

An Indirect Wholly Owned Subsidiary of

SWEDISH ORPHAN BIOVITRUM AB (PUBL)

(Name of Filing Person—Parent of Offeror)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

12648L601

(CUSIP Number of Class of Securities)

Torbjörn Hallberg

Swedish Orphan Biovitrum AB (publ)

General Counsel and Head of Legal Affairs

Tomtebodavägen 23A

SE-112 76

Stockholm, Sweden

+46 8 697 20 00

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

R. Scott Shean, Esq.

Leah R. Sauter, Esq.

Latham & Watkins LLP

650 Town Center Drive

20th Floor

Costa Mesa, CA

(714) 540-1235

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This filing relates solely to preliminary communications made before the commencement of a planned tender offer by Cleopatra Acquisition Corp., a Delaware corporation (“Purchaser”), an indirect wholly-owned subsidiary of Swedish Orphan Biovitrum AB (publ), a Swedish public limited liability company (“Parent”), for all of the outstanding common stock, par value $0.001 per share (the “Shares”), of CTI BioPharma Corp., a Delaware corporation (the “Company”), for $9.10 per Share, net to the seller in cash, without interest and subject to any applicable withholding taxes, pursuant to the Agreement and Plan of Merger, dated as of May 10, 2023 by and among Parent, Purchaser and the Company.

The description contained herein is for informational purposes only and is not a recommendation, an offer to buy or the solicitation of an offer to sell any of the Company’s Shares. The tender offer for the Shares described in this report has not commenced. At the time the offer is commenced, Purchaser will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “SEC”), and the Company will file a solicitation/ recommendation statement on Schedule 14D-9, with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement, when they become available will contain important information that should be considered carefully before any decision is made with respect to the tender offer. Free copies of the offer to purchase, the related letter of transmittal and certain other offering documents will be made available by Parent and when available may be obtained by directing a request to the Information Agent for the tender offer which will be named in the Schedule TO. In addition, all of those materials (and any other documents filed with the SEC) will be available at no charge on the SEC’s website at www.sec.gov.

Exhibit Index

Exhibit No.

99.1	Press Release issued by Swedish Orphan Biovitrum AB (publ) on May 10, 2023.

99.2	Presentation slides made available by Swedish Orphan Biovitrum AB (publ) to investors, analysts and media on May 10, 2023.